SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file number 1-3187
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
CenterPoint Energy Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CenterPoint Energy, Inc.
1111 Louisiana Street
Houston, Texas 77002

CENTERPOINT ENERGY SAVINGS PLAN
Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
CenterPoint Energy Savings Plan
We have audited the accompanying statements of net assets available for benefits of the CenterPoint Energy Savings Plan (Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ McConnell & Jones LLP
Houston, Texas
June 22, 2009

CENTERPOINT ENERGY SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007

ASSETS
Investments, at fair value (see Note 2)	$1,050,017,933	$1,378,050,376
Participant loans	33,813,468	34,276,898

Receivables:
Employer contributions	15,848,402	14,231,346
Participant contributions	1,077,562	1,035,374
Dividends and interest	523,333	618,995
Pending investment transactions	155,975	365,968
Rollover contributions	—	747

Total receivables	17,605,272	16,252,430

Total Assets	1,101,436,673	1,428,579,704

LIABILITIES
Pending investment transactions	143,390	133,255
Other	402,234	352,530

Total Liabilities	545,624	485,785

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,100,891,049	1,428,093,919

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	14,116,225	853,123

NET ASSETS AVAILABLE FOR BENEFITS	$1,115,007,274	$1,428,947,042

See accompanying Notes to Financial Statements.

CENTERPOINT ENERGY SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008

Investment Income (Loss), Net:
Dividends	$37,677,175
Interest on loans to participants	2,590,940
Net depreciation of investments (see Note 3)	(353,659,780)

Total Investment Loss	(313,391,665)

Contributions:
Participant contributions	45,370,821
Employer contributions	39,024,977
Rollover contributions	2,909,304

Total Contributions	87,305,102

Expenses:
Administrative expenses	2,987,721
Benefit payments	84,865,484

Total Expenses	87,853,205

CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS	(313,939,768)

NET ASSETS AVAILABLE FOR BENEFITS:

BEGINNING OF YEAR	1,428,947,042

END OF YEAR	$1,115,007,274

See accompanying Notes to Financial Statements.

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007
1.	Description of the Plan
The following description of the CenterPoint Energy Savings Plan (Plan) provides only general information. Participants (as defined below) should refer to the Plan document for a more complete description of the Plan’s provisions. In the case of any discrepancy between this summary and the Plan document, the Plan document will govern.
(a) General
The Plan is a defined contribution plan established in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective January 1, 2009, the Plan is a “safe harbor” 401(k) plan under the IRC, which means it is deemed to satisfy certain deferral and contribution testing requirements.
Participants include all employees of CenterPoint Energy, Inc. (Company or CenterPoint Energy) and those subsidiaries and affiliates of the Company that have adopted the Plan except (a) employees covered by a collective bargaining agreement unless such agreement provides for participation in the Plan, (b) leased employees, (c) independent contractors or (d) non-resident aliens who receive no U.S. sourced income (Participants).
(b) Contributions
Prior to 2009, active Participants could contribute, on a pre-tax or after-tax basis, up to 16% of eligible compensation, not to exceed the Internal Revenue Service (IRS) compensation limit as defined in the Plan. Effective January 1, 2009, the pre-tax contribution limit increased to 50% of eligible compensation while the after-tax limit remains unchanged. Active Participants age 50 or over may contribute an additional pre-tax contribution not to exceed the IRS limit ($5,000 for 2008); however, the Company generally does not provide the basic match or the discretionary match on such “catch-up” contributions, unless, beginning in 2009, a matching contribution is required to meet the safe harbor plan provisions under the IRC. Participants may also contribute amounts representing rollover eligible distributions from other defined benefit or defined contribution plans, IRC Section 403(b) annuity plans, IRC Section 457 governmental plans or conduit Individual Retirement Accounts that have been holding a distribution from a qualified plan. Participants direct their contributions into the various eligible investment options offered by the Plan.
Effective January 1, 2008, new employees are automatically enrolled in the Plan to make pre-tax contributions. An employee who has been automatically enrolled is deemed to have elected to defer pre-tax contributions (Automatic Contribution). The initial pre-tax contribution is three percent of the employee’s eligible compensation on a payroll period basis for a period of 12 months beginning immediately following the commencement date of the Automatic Contribution. The contribution percentage is increased by an increment of one percent in each subsequent 12-month period up to six percent of compensation on a payroll period basis.
A notice is provided to all employees who have been automatically enrolled in the Plan (Automatic Enrollment Notice). In general, an employee has at least 30 days after receiving the Automatic Enrollment Notice to elect not to make any pre-tax contributions or choose a different contribution percentage.
Contributions, including all related employer matching contributions, made under the Automatic Contribution provision of the Plan will be invested in the default investment fund as defined in the Plan. Employees may elect to change the Automatic Contribution percentage and/or direct the contributions to any of the investment options offered under the Plan at any time after the commencement of the Automatic Contribution.
Prior to 2009, the Company generally provided a basic matching contribution of 75% of the first six percent of eligible compensation that the Participant contributed to the Plan, and additional discretionary matching contributions could be up to 50% of the first six percent of eligible compensation that the Participant contributed to the Plan. Effective January 1, 2009, the employer matching contribution is 100% of the first six percent of eligible compensation, and the discretionary match has been discontinued. All employer matching contributions are fully vested at all times.

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007
Participants may elect to invest all or a portion of their contributions to the Plan in the Company Common Stock Fund. In addition, Participants may elect to have dividends paid on their investment in Company common stock either reinvested in the Company Common Stock Fund or paid to them in cash, and they can transfer all or part of their investment in the Company Common Stock Fund to the other investment options offered by the Plan. Employer contributions are made in the form of cash and are invested in accordance with Participant elections.
Contributions are subject to certain limitations.
(c) Investment Options
The Plan offers the following investment funds (Funds):
•	Company Common Stock Fund

•	Large Company Growth Fund

•	Large Company Value Fund

•	International Equity Fund

•	Balanced Fund

•	Fixed Income Fund

•	Stable Value Fund

•	S&P 500 Index Fund

•	Small Company Fund

•	Vanguard Target Retirement Income Fund

•	Vanguard Target Retirement 2050 Fund

•	Vanguard Target Retirement 2045 Fund

•	Vanguard Target Retirement 2040 Fund

•	Vanguard Target Retirement 2035 Fund

•	Vanguard Target Retirement 2030 Fund

•	Vanguard Target Retirement 2025 Fund

•	Vanguard Target Retirement 2020 Fund

•	Vanguard Target Retirement 2015 Fund

•	Vanguard Target Retirement 2010 Fund

•	Vanguard Target Retirement 2005 Fund
Upon enrollment in the Plan, Participants may direct contributions (as permitted), in one percent increments, in any of the investment options. Participants should refer to the Plan prospectus for a detailed description of each Fund.
(d) Participant Accounts
Individual accounts are maintained for each Participant. Each Participant’s account is credited with the Participant’s contributions and with allocations of the Company contributions and Plan earnings. Each Participant’s account is also charged with an allocation of administrative expenses. Allocations are based on Participant account balances. A Participant is entitled to their vested account balance.
(e) Vesting and Forfeitures
Participants are immediately 100% vested in all contributions and actual earnings thereon. As a result, there are no forfeitures.

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(f) Participant Loans
A Participant may borrow against their vested account balance. The maximum amount that a Participant may borrow is the lesser of (a) $50,000, reduced by the excess, if any, of the highest outstanding balance of loans to the Participant from all plans maintained by the Company or an affiliated entity during the one-year period ending on the day before the date on which such loan is made, over the outstanding balance of loans from the Plan on the date on which such loan is made or (b) 50% of the value of the Participant’s vested account balance under the Plan.
The loans are to be secured by the pledge of a portion of the Participant’s right, title and value of the Participant’s vested account balance under the Plan as determined immediately after the loans are made. Loans may be repaid over a period of up to five years and are subject to a $25 origination fee. The minimum loan amount is $500. Interest rates are fixed at the prime rate listed in The Wall Street Journal for the first of each month in which the loan is requested plus one percent. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant loans fund.
(g) Payment of Benefits
Upon termination, a Participant whose account exceeds $1,000 may elect, upon written request at any time, to receive a distribution in a single lump sum payment or fixed monthly, quarterly, semi-annual or annual installments over a period of ten years or less. Such distributions are generally paid in the form of cash; however, if the Participant has investments in the Company Common Stock Fund, the Participant may elect to have an in-kind distribution of those funds.
Generally, to the extent a Participant has not requested a distribution by the time he or she reaches age 70 1/2, required minimum distributions will be made consistent with the terms and conditions of the Plan and the requirements of the IRC. Immediate lump sum distributions are made for accounts which do not exceed $1,000.
A Participant who is under age 59 1/2 may make a withdrawal from amounts attributable to after-tax contributions and, if applicable, rollover contributions in the Plan and associated earnings. A Participant who is under age 59 1/2 and has less than five years of service who withdraws matched after-tax contributions will be suspended from Plan participation for six months. A Participant who is age 59 1/2 or older may make unlimited withdrawals from pre-tax contributions, after-tax contributions, vested portion of prior Plan accounts, rollover account and the associated earnings.
(h) Administration
The assets of the Plan are held in trust by The Northern Trust Company (Trustee). Hewitt Associates is the recordkeeper for the Plan. The Benefits Committee of CenterPoint Energy, Inc. (Committee), appointed by the Board of Directors of the Company, is the Plan Administrator (Plan Administrator). The Committee retains an independent investment consultant to provide investment advice with respect to the funds. The fees charged by the Trustee, recordkeeper and the investment consultant are paid by the Trustee out of the funds.
(i) Termination of the Plan
Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA and must give written notice to the Trustee.
2.	Summary of Accounting Policies
(a) Use of Estimates and Basis of Accounting
The preparation of financial statements under the accrual basis of accounting in conformity with generally accepted accounting principles requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(b) Adoption of Accounting Pronouncements
On January 1, 2008, the Plan adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS No. 157), which defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. This pronouncement did not require any new fair value measurements. In February 2008, the Plan adopted FASB Staff Position (FSP) SFAS No. 157-2, Effective Date of FASB Statement No. 157 (FSP SFAS No. 157-2), which defers the effective date of SFAS No. 157 for one year for non-financial assets and non-financial liabilities that are not disclosed at fair value in the consolidated financial statements on a recurring basis. FSP SFAS No. 157-2 did not defer the recognition and disclosure requirements for financial or non-financial assets and liabilities that are measured at least annually. In October 2008, FSP SFAS 157-3, Determining the Fair Value of a Financial Asset in a Market That Is Not Active (FSP SFAS No. 157-3) was issued and effective for periods for which financial statements have not been issued. This FSPs guidance clarifies various application issues with respect to the objective of a fair value measurement, distressed transactions, relevance of observable data, and the use of management’s assumptions. The adoption of SFAS No. 157, FSP SFAS No. 157-2, and FSP SFAS No. 157-3 did not have any effect on the changes in net assets or the financial position of the Plan.
In April 2009, FSP SFAS No.157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP SFAS No. 157-4) was issued. Under FSP SFAS No. 157-4, if the reporting entity has determined that the volume and level of market activity has significantly decreased and transactions are not orderly, further analysis is required and adjustments to the quoted prices or transactions might be needed. FSP SFAS No. 157-4 is effective for interim and annual reporting periods ending after June 15, 2009; the Company is currently evaluating the impact on the Plan’s financial statements.
(c) Investment Valuation and Income Recognition
The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements, except for fully benefit-responsive investment contracts which are stated at contract value. Security transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
As described in FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plan (FSP AAG INV-1 and SOP 94-4-1), investment contracts held by a defined contribution plan are required to be reported at fair value; however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution attributable to fully benefit-responsive investment contracts, because contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by FSP AAG INV-1 and SOP 94-4-1, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract-value basis.

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(d) Fair Value Measurements
SFAS No. 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:
Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value:
•	Common stocks: Valued at the closing price reported on the active market in which the individual securities are traded.

•	Mutual funds: Valued at the net asset value of shares held by the Plan at year end. The share value is based on the quoted price at the end of the day on the active market in which the individual mutual funds are traded.

•	Common or collective trust funds: Valued at the net asset value of units held by the Plan at year end. The valuation methodology used in determining the fund’s unit value generally involves the use of significant observable inputs other than the unadjusted quoted price in the active market for identical assets or liabilities.

•	Participant loans: Valued at amortized cost, which approximates fair value.

•	Guaranteed investment contract: Valued at fair value by discounting the related future payments based on current yields of similar instruments with comparable duration considering the credit worthiness of the issuer.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Mutual funds	$295,757,030	$—	$—	$295,757,030
Common or collective trust funds		462,270,903		462,270,903
Common stocks	280,055,486			280,055,486
Guaranteed investment contracts			11,934,514	11,934,514
Participant loans			33,813,468	33,813,468

Total assets at fair value	$575,812,516	$462,270,903	$45,747,982	$1,083,831,401

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

	Level 3 Assets
	Year Ended December 31, 2008
	Guaranteed
	Investment	Participant
	Contract	Loans

Balance, beginning of year	$—	$34,276,898
Realized gains/(losses)	—	—
Unrealized gains/(losses) relating to instruments still held at the reporting date	1,835,306	—
Purchases, sales, issuances, and settlements (net)	10,099,208	(463,430)

Balance, end of year	$11,934,514	$33,813,468

(e) Payment of Benefits
Benefits are recorded when paid.

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007
3.	Investments

The following presents investments that represent five percent or more of the Plan’s net assets available for benefits.

	December 31,
	2008	2007

Company common stock, 21,352,777 and 20,511,903 shares, respectively	$269,472,045	$351,368,898

Dwight Target 2 Fund, 6,531,619 and 5,366,503 shares, respectively	108,741,698	90,488,518

Barclays Global Investors Equity Index Fund, 7,058,831 and 6,997,313 shares, respectively	97,482,463	153,101,219

PIMCO Total Return Fund, 8,712,912 and 8,184,117 shares, respectively	88,348,927	87,488,217

Advisors Inner Circle LSV Value Equity Fund, 3,297,305 and 4,114,156 shares, respectively	33,203,864	70,763,476
As detailed above, the Plan has significant holdings of Company common stock. As a result, the values of the Plan’s investments may be materially impacted by the changes in fair value related to this security.

During 2008 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Common stocks	$(100,544,065)
Common or collective trust funds	(108,434,600)
Mutual funds	(144,681,115)

Total investment depreciation	$(353,659,780)

Stable Value Fund

The Stable Value Fund has investments in synthetic guaranteed investment contracts (Synthetic GICs). Synthetic GICs are investment contracts issued by an insurance company or bank, backed by a portfolio of short-term and intermediate term fixed income investments that are owned by the fund. The underlying assets are maintained separate from the contract issuer’s general assets by a third-party custodian. The contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the fund, but rather are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate. The issuer guarantees that all qualified Participant withdrawals will occur at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting rates for Synthetic GICs are reset quarterly and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract’s portfolio value, current yield to maturity, duration and market value relative to the Synthetic GICs book value. Crediting rates for Synthetic GICs cannot be less than zero.

During 2008 and 2007, the average yields for the Synthetic GICs were as follows:

	2008	2007
Based on actual earnings	5.79%	5.48%
Based on the interest rate credited to Participants	3.73%	4.80%

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007
Benefit-responsive investment contracts are designed to preserve capital and provide a stable crediting rate. Such contracts are fully benefit-responsive and provide Participant initiated withdrawals to be paid at contract value. Such contracts provide that withdrawals associated with certain events not in the ordinary course of fund operations may be paid at market rather than contract value. Examples of such circumstances may include significant plan design changes, complete or partial plan terminations, severance programs, early retirement programs, the closing or sale of a subsidiary, bankruptcy of the plan sponsor or the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe the occurrence of the above events that would limit the Plan’s ability to conduct transactions with Participants at contract value is probable.

Contracts associated with Synthetic GICs are evergreen agreements with termination provisions. Accordingly, such agreements permit the Plan’s investment manager or issuer to terminate upon notice at any time at market value and provide for automatic termination of the contract if the book value or the market value of the contract equals zero. The issuer is not excused from paying the excess contract value when the market value equals zero. Contracts that permit the issuer to terminate at market value generally provide portfolio guidelines and transition provisions intended to result in the contract value equaling the market value of the portfolio by such termination date. Non-adherence to the guidelines and provisions may result in the settlement of the contract at market value; however, the Plan Administrator does not believe the occurrence of these circumstances is probable.

4.	Risks and Uncertainties

The Plan provides for investments in Company common stock, various mutual funds and other investments. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and Participant account balances. Rates of return will vary, and returns will depend on the market value of the Plan’s investments.

5.	Tax Status

The IRS has determined and informed the Company by letter dated April 2, 2001 that the Plan is qualified and the trust fund established is tax-exempt under the appropriate sections of the IRC. Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator and the Plan sponsor’s counsel believe these amendments have not adversely affected the Plan’s qualified status and the related trust’s tax-exempt status as of the financial statement date.

6.	Related Party Transactions

During 2008, the Plan purchased and sold shares of the Company’s common stock and units of short-term investment funds managed by the Trustee as temporary investments (party-in-interest transactions) as shown below:

Purchases	Company common stock	$69,764,781
	Northern Trust collective short-term investment fund	405,941,142

Sales	Company common stock	$57,321,032
	Northern Trust collective short-term investment fund	391,247,018
7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to Form 5500:

	2008	2007

Net Assets Available for Benefits per the financial statements	$1,115,007,274	$1,428,947,042
Adjustment from contract value to fair value for fully benefit-responsive contracts	(14,116,225)	(853,123)

Net Assets Available for Benefits per Form 5500	$1,100,891,049	$1,428,093,919

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007
The following is a reconciliation of the Changes in Net Assets Available for Benefits per the financial statements to Form 5500 for the year ended December 31, 2008:

Decrease in Net Assets Available for Benefits per the financial statements	$(313,939,768)
Adjustment to reverse fair value adjustment for fully benefit-responsive contracts related to prior year	853,123
Adjustment from contract value to fair value for fully benefit-responsive contracts	(14,116,225)

Decrease in Net Assets Available for Benefits per Form 5500	$(327,202,870)

8.	Excess Contributions

Benefit payments of $84,865,484 for the plan year ended December 31, 2008 include distributions of $126,993 made to certain Participants to refund excess deferral contributions to satisfy the relevant nondiscrimination provisions of the Plan for the prior year. The Plan also expects to make a refund of excess contributions in 2009 related to the nondiscrimination testing for the 2008 plan year.

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

		(c)
	(b)	Description of investment including maturity	(e)
	Identity of issue, borrower, lessor or	date, rate of interest, collateral, par or	Current
(a)	similar party	maturity value	value

	COMMON OR COLLECTIVE TRUST FUNDS
	BARCLAYS GLOBAL INVESTORS	EQUITY INDEX FUND	$97,482,463
	BARCLAYS GLOBAL INVESTORS	MSCI ACWI EX US INDEX SUPERFUND	9,652,634
	BARCLAYS GLOBAL INVESTORS	RUSSELL 1000 GROWTH INDEX FUND	29,582,134
	BARCLAYS GLOBAL INVESTORS	RUSSELL 1000 VALUE INDEX FUND	28,861,374
	BARCLAYS GLOBAL INVESTORS	RUSSELL 2000 INDEX FUND	9,617,694
	CAPITAL GUARDIAN	US GROWTH EQUITY MASTER FUND	32,801,073
	MELLON BANK	EB DAILY LIQUIDITY AGGREGATE BOND FUND	30,311,549
	DWIGHT ASSET MANAGEMENT	CORE INTER FUND	34,798,082
	DWIGHT ASSET MANAGEMENT	TARGET 2 FUND	108,741,698
	DWIGHT ASSET MANAGEMENT	TARGET 5 FUND	38,637,048
*	NORTHERN TRUST	SHORT TERM INVESTMENT FUND	27,006,901
	SEI	STABLE ASSET FUND	7,590,003
	WELLINGTON CAPITAL	SMALL CAP OPPORTUNITIES PORTFOLIO	7,188,250

	SUBTOTAL		$462,270,903

	COMMON STOCK
	1ST COMWLTH FNCL CORP	COMMON STOCK	$75,766
	1ST CTZNS BANCSHARES INC	COMMON STOCK CLASS A	71,816
	99 CENTS ONLY STORES	COMMON STOCK	71,045
	AARONS INC	COMMON STOCK	52,175
	ACETO CORP	COMMON STOCK	41,141
	AIRGAS INC	COMMON STOCK	56,146
	ALBERTO-CULVER CO	COMMON STOCK	60,050
	ALEXION PHARMACEUTICALS INC	COMMON STOCK	45,599
	ALLIED WORLD ASSURANCE	COMMON STOCK	73,892
	AMEDISYS INC	COMMON STOCK	75,239
	AMERICAN WTR WKS CO INC	COMMON STOCK	64,102
	AMERISAFE INC	COMMON STOCK	24,636
	AMERISOURCEBERGEN CORP	COMMON STOCK	44,575
	AMETEK INC	COMMON STOCK	73,712
	AMSURG CORP	COMMON STOCK	83,090
	ANSYS INC	COMMON STOCK	61,358
	ARCH CAPITAL GROUP	COMMON STOCK	74,306
	ARENA RES INC	COMMON STOCK	50,562
	ARGO GROUP INTERNATIONAL HOLDINGS	COMMON STOCK	72,250
	ARGON ST INC	COMMON STOCK	39,229
	ARIBA INC	COMMON STOCK	31,796
	ASCENT MEDIA CORP	COMMON STOCK	45,864
	ATC TECHNOLOGY CORP	COMMON STOCK	32,332
	ATHEROSMUNICATIONS INC	COMMON STOCK	35,060
	AVISTA CORP	COMMON STOCK	97,288

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

		(c)
	(b)	Description of investment including maturity	(e)
	Identity of issue, borrower, lessor or	date, rate of interest, collateral, par or	Current
(a)	similar party	maturity value	value

	AXIS CAPITAL HLDGS LTD	COMMON STOCK	35,235
	BAKER MICHAEL CORP	COMMON STOCK	80,833
	BECKMAN COULTER INC	COMMON STOCK	29,000
	BERKLEY W R CORP	COMMON STOCK	53,010
	BERKSHIRE HILLS BANCORP INC	COMMON STOCK	78,076
	BJS WHSL CLUB INC	COMMON STOCK	80,854
	BK HAW CORP	COMMON STOCK	73,175
	BROWN & BROWN INC	COMMON STOCK	37,202
	CAREER ED CORP	COMMON STOCK	77,142
	CASH AMER INVTS INC	COMMON STOCK	58,256
	CBEYOND INC	COMMON STOCK	43,625
	CENTERPOINT ENERGY INC	COMMON STOCK	269,472,045
	CENTEX CORP	COMMON STOCK	46,390
	CHATTEM INC	COMMON STOCK	35,050
	CITRIX SYS INC	COMMON STOCK	28,520
	CLEAN HBRS INC	COMMON STOCK	52,655
	CLIFFS NAT RES INC	COMMON STOCK	17,927
	COML METALS CO	COMMON STOCK	25,877
	COMSTOCK RES INC	COMMON STOCK	52,448
	CONCUR TECHNOLOGIES INC	COMMON STOCK	45,292
	CONMED CORP	COMMON STOCK	83,790
	CONTL AIRL INC	COMMON STOCK CLASS B	35,578
	CORE LAB	COMMON STOCK	44,895
	CORP OFFICE PPTYS TR	COMMON STOCK	58,637
	COVANTA HLDG CORP	COMMON STOCK	62,806
	CRAWFORD & CO	COMMON STOCK CLASS B	51,181
	CROWN HLDGS INC	COMMON STOCK	62,592
	CUBIC CORP	COMMON STOCK	67,456
	CVB FINL CORP	COMMON STOCK	84,490
	DECKERS OUTDOOR CORP	COMMON STOCK	81,467
	DENTSPLY INTL INC	COMMON STOCK	34,170
	EASTGROUP PPTYS INC REIT	COMMON STOCK	67,602
	EATON VANCE CORP	COMMON STOCK	39,709
	EMS TECHNOLOGIES INC	COMMON STOCK	33,631
	ENERGEN CORP	COMMON STOCK	34,023
	ENERGY RECOVERY INC	COMMON STOCK	34,186
	EQUIFAX INC	COMMON STOCK	60,731
	EQUITABLE RES INC	COMMON STOCK	27,176
	EXAR CORP	COMMON STOCK	53,027
	EZCORP INC	COMMON STOCK	93,389
	FIDELITY NATL INFORMATION SVCS INC	COMMON STOCK	65,243
	FLIR SYS INC	COMMON STOCK	54,610
	FLOWERS FOODS INC	COMMON STOCK	32,399

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

		(c)
	(b)	Description of investment including maturity	(e)
	Identity of issue, borrower, lessor or	date, rate of interest, collateral, par or	Current
(a)	similar party	maturity value	value

	FOSTER L B CO	COMMON STOCK CLASS A	65,062
	FPIC INS GROUP INC	COMMON STOCK	75,739
	FREDS INC	COMMON STOCK CLASS A	20,444
	FTI CONSULTING INC	COMMON STOCK	40,212
	FUEL SYS SOLUTIONS INC	COMMON STOCK	43,243
	GAMESTOP CORP NEW	COMMON STOCK CLASS A	40,721
	GEN COMMUNICATION INC	COMMON STOCK CLASS A	67,632
	GENCO SHIPPING & TRADING LTD	COMMON STOCK	27,824
	GENESEE & WYO INC	COMMON STOCK CLASS A	68,015
	GEN-PROBE INC	COMMON STOCK	39,841
	GREEN BANKSHARES INC	COMMON STOCK	49,469
	GREEN MTN COFFEE ROASTERS	COMMON STOCK	51,471
	GREENHILL & CO INC	COMMON STOCK	69,770
	GUESS INC	COMMON STOCK	55,567
	HANCOCK HLDG CO	COMMON STOCK	41,369
	HARLEYSVILLE GROUP INC	COMMON STOCK	50,011
	HARSCO CORP	COMMON STOCK	40,413
	HCC INS HLDGS INC	COMMON STOCK	78,913
	HELMERICH & PAYNE INC	COMMON STOCK	21,613
	HILLENBRAND INC	COMMON STOCK	6,839
	HILLTOP HLDGS INC	COMMON STOCK	56,200
	HOME PROPS INC	COMMON STOCK	38,570
	HURON CONSULTING GROUP INC	COMMON STOCK	61,852
	IBERIABANK CORP	COMMON STOCK	71,520
	INTERACTIVE DATA CORP	COMMON STOCK	78,172
	INTERCONTINENTALEXCHANGE INC	COMMON STOCK	25,556
	INTERWOVEN INC	COMMON STOCK	51,030
	INTUITIVE SURGICAL INC	COMMON STOCK	39,367
	INVACARE CORP	COMMON STOCK	34,454
	INVESTORS BANCORP INC	COMMON STOCK	71,582
	IPC HLDGS LTD USD0.01	COMMON STOCK	84,019
	ITC HLDGS CORP	COMMON STOCK	70,325
	ITRON INC NPV	COMMON STOCK	39,519
	JETBLUE AWYS CORP	COMMON STOCK	29,749
	KEARNY FINL CORP	COMMON STOCK	70,016
	KNIGHT CAP GROUP INC	COMMON STOCK	41,344
	KOPPERS HLDGS INC	COMMON STOCK	41,078
	LAM RESH CORP	COMMON STOCK	62,776
	LUBRIZOL CORP	COMMON STOCK	51,674
	MASTEC INC	COMMON STOCK	14,822
	MAXIMUS INC	COMMON STOCK	51,963
	MCAFEE INC	COMMON STOCK	46,670
	MDU RES GROUP INC	COMMON STOCK	32,802

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

		(c)
	(b)	Description of investment including maturity	(e)
	Identity of issue, borrower, lessor or	date, rate of interest, collateral, par or	Current
(a)	similar party	maturity value	value

	METROPCSMUNICATIONS INC	COMMON STOCK	63,855
	MF GLOBAL LTD USD1	COMMON STOCK	36,149
	MICROSEMI CORP	COMMON STOCK	23,384
	MID-AMER APT CMNTYS INC	COMMON STOCK	69,118
	MINDRAY MED INTL LTD	COMMON STOCK CLASS A	30,240
	MINERALS TECHNOLOGIES INC	COMMON STOCK	30,266
	MLP LAZARD LTD	COMMON STOCK CLASS A	47,881
	MOOG INC	COMMON STOCK CLASS A	50,101
	MSCI INC	COMMON STOCK CLASS A	52,214
	MYRIAD GENETICS INC	COMMON STOCK	54,333
	N W NAT GAS CO	COMMON STOCK	27,865
	NAVIGATORS GROUP INC	COMMON STOCK	107,623
	NET 1 UEPS TECHNOLOGIES INC	COMMON STOCK	121,655
	NGP CAP RES CO	COMMON STOCK	28,709
	NJ RES CORP	COMMON STOCK	117,459
	NTELOS HLDGS CORP	COMMON STOCK	35,017
	NUVASIVE INC	COMMON STOCK	30,146
	OCEANEERING INTL INC	COMMON STOCK	37,299
	OM GROUP INC	COMMON STOCK	75,785
	OMNITURE INC	COMMON STOCK	42,773
	ONEOK INC	COMMON STOCK	37,856
	OSI PHARMACEUTICALS INC	COMMON STOCK	50,765
	OWENS CORNING	COMMON STOCK	37,541
	PACTIV CORP	COMMON STOCK	41,798
	PAR PHARMACEUTICAL COS INC	COMMON STOCK	56,322
	PEOPLES UTD FINL INC	COMMON STOCK	60,622
	PERINI CORP	COMMON STOCK	71,777
	PERRIGO CO	COMMON STOCK	37,480
	PETMED EXPRESS INC	COMMON STOCK	72,636
	PETROHAWK ENERGY CORP	COMMON STOCK	65,021
	PIEDMONT NAT GAS INC	COMMON STOCK	93,742
	PLATINUM UNDERWRITERS HLDGS INC	COMMON STOCK	89,477
	PMC SIERRA INC	COMMON STOCK	46,850
	POLYCOM INC	COMMON STOCK	26,885
	POTLATCH CORP NEW REIT	COMMON STOCK	58,002
	POWELL INDS INC	COMMON STOCK	51,946
	PRICELINE COM INC	COMMON STOCK	41,244
	PRIVATEBANCORP INC	COMMON STOCK	57,779
	PROASSURANCE CORP	COMMON STOCK	65,975
	PROSPERITY BANCSHARES INC	COMMON STOCK	133,746
	PSYCHIATRIC SOLUTIONS INC	COMMON STOCK	34,256
	PULTE HOMES INC	COMMON STOCK	63,175
	QUANTA SVCS INC	COMMON STOCK	47,718

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

		(c)
	(b)	Description of investment including maturity	(e)
	Identity of issue, borrower, lessor or	date, rate of interest, collateral, par or	Current
(a)	similar party	maturity value	value

	QUEST SOFTWARE INC	COMMON STOCK	41,925
	RESMED INC	COMMON STOCK	63,716
	ROBERT HALF INTL INC	COMMON STOCK	45,804
	ROCK-TENN CO	COMMON STOCK CLASS A	118,604
	S1 CORP	COMMON STOCK	35,505
	SCHEIN HENRY INC	COMMON STOCK	50,632
	SEI INVTS CO	COMMON STOCK	42,731
	SENSIENT TECHNOLOGIES CORP	COMMON STOCK	69,252
	SHENANDOAH TELECOMMUNICATIONS CO	COMMON STOCK	27,489
	SIGNATURE BK NY N Y	COMMON STOCK	91,520
	SILICON LABORATORIES INC	COMMON STOCK	28,001
	SOUTH JERSEY INDS INC	COMMON STOCK	49,016
	SPARTAN STORES INC	COMMON STOCK	71,378
	SPX CORP	COMMON STOCK	45,822
	STEPAN CO	COMMON STOCK	58,738
	STERIS CORP	COMMON STOCK	43,241
	STIFEL FINL CORP	COMMON STOCK	34,388
	STRAYER ED INC	COMMON STOCK	49,314
	SWS GROUP INC	COMMON STOCK	108,583
	SYBASE INC	COMMON STOCK	55,980
	SYKES ENTERPRISES INC	COMMON STOCK	34,416
	TANGER FACTORY OUTLET CTRS INC	COMMON STOCK	39,125
	TELLABS INC	COMMON STOCK	42,065
	TERRA INDS INC	COMMON STOCK	25,005
	TEXAS INDS INC	COMMON STOCK	66,240
	TRACTOR SUPPLY CO	COMMON STOCK	75,171
	TREEHOUSE FOODS INC	COMMON STOCK	30,781
	TRUE RELIGION APPAREL INC	COMMON STOCK	41,176
	TUPPERWARE BRANDS CORPORATION	COMMON STOCK	53,345
	UCBH HLDGS INC	COMMON STOCK	81,184
	URBAN OUTFITTERS INC	COMMON STOCK	56,025
	UTD THERAPEUTICS CORP DEL	COMMON STOCK	40,658
	VAALCO ENERGY INC	COMMON STOCK	63,240
	VARIAN SEMICONDUCTOR EQUIPMENT ASSOCS INC	COMMON STOCK	52,856
	VERIGY LTD ORD SHS	COMMON STOCK	23,473
	VIROPHARMA INC	COMMON STOCK	72,652
	VISTAPRINT COM INC	COMMON STOCK	26,240
	WABTEC CORP	COMMON STOCK	47,303
	WARNACO GROUP INC	COMMON STOCK	2,356
	WASTE CONNECTIONS INC	COMMON STOCK	55,248
	WATSCO INC	COMMON STOCK	32,256
	WEBSENSE INC	COMMON STOCK	75,299

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

		(c)
	(b)	Description of investment including maturity	(e)
	Identity of issue, borrower, lessor or	date, rate of interest, collateral, par or	Current
(a)	similar party	maturity value	value

	WHITING PETE CORP	COMMON STOCK	29,445
	WMS INDS INC	COMMON STOCK	82,044
	XENOPORT INC	COMMON STOCK	36,115
	ZORAN CORP	COMMON STOCK	57,987

	SUBTOTAL		$280,055,486

	GUARANTEED INVESTMENT CONTRACTS
	METROPOLITAN	CONTRACT #31832 INTEREST RATE 5.700%	$11,934,514

	SUBTOTAL		$11,934,514

	MUTUAL FUND
	ADVISORS INNER CIRCLE	LSV VALUE EQUITY FUND	$33,203,864
	LOOMIS SAYLES	INVESTMENT TRUST FIXED INCOME FUND	31,542,778
	PIMCO	TOTAL RETURN FUND	88,348,927
	TEMPLETON INVESTMENTS	INSTITUTIONAL FUNDS FOREIGN EQUITY SERIES	20,019,399
	THORNBURG INVESTMENT MANAGEMENT	INTERNATIONAL VALUE FUND	27,235,698
	VANGUARD	TARGET RETIREMENT FUND 2005	4,794,958
	VANGUARD	TARGET RETIREMENT FUND 2010	1,526,230
	VANGUARD	TARGET RETIREMENT FUND 2015	14,344,822
	VANGUARD	TARGET RETIREMENT FUND 2020	2,213,192
	VANGUARD	TARGET RETIREMENT FUND 2025	21,192,186
	VANGUARD	TARGET RETIREMENT FUND 2030	749,235
	VANGUARD	TARGET RETIREMENT FUND 2035	24,767,236
	VANGUARD	TARGET RETIREMENT FUND 2040	822,686
	VANGUARD	TARGET RETIREMENT FUND 2045	21,591,692
	VANGUARD	TARGET RETIREMENT FUND 2050	696,917
	VANGUARD	TARGET RETIREMENT INCOME FUND	2,707,210

	SUBTOTAL		$295,757,030

	TOTAL PLAN INVESTMENTS AT FAIR VALUE		$1,050,017,933

*	CENTERPOINT ENERGY SAVINGS PLAN PARTICIPANT LOANS	LOANS ISSUED AT INTEREST RATES BETWEEN 4.0% - 9.25% WITH VARIOUS MATURITIES	$33,813,468

*	PARTY-IN-INTEREST
HISTORICAL COST INFORMATION COLUMN (D) IS NOT PRESENTED SINCE THE INVESTMENTS DISPLAYED ARE PARTICIPANT DIRECTED.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CENTERPOINT ENERGY SAVINGS PLAN
By	/s/ Marc Kilbride
(Marc Kilbride, Chairman of the Benefits Committee
of CenterPoint Energy, Inc., Plan Administrator)
June 22, 2009